Exhibit 12.3

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations attributable to common shareholders	$437,257	$397,595	$406,074	$387,380	$328,110
Income taxes	237,720	220,705	230,591	237,317	183,604
Fixed charges	202,465	208,226	206,089	219,437	246,462
Total earnings	$877,442	$826,526	$842,754	$844,134	$758,176

Fixed Charges:
Interest expense	$194,964	$200,950	$201,888	$214,616	$241,995
Estimated interest portion of annual rents	7,501	7,276	4,201	4,821	4,467
Total fixed charges	$202,465	$208,226	$206,089	$219,437	$246,462

Preferred Stock Dividend Requirements:
Income before income taxes attributable to common shareholders	$674,977	$618,300	$636,665	$624,697	$511,714
Net income from continuing operations attributable to common shareholders	437,257	397,595	406,074	387,380	328,110
Ratio of income before income taxes to net income	1.54	1.56	1.57	1.61	1.56
Preferred stock dividends	—	—	—	—	—

Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$202,465	$208,226	$206,089	$219,437	$246,462
Preferred stock dividend requirements	—	—	—	—	—
Total	$202,465	$208,226	$206,089	$219,437	$246,462

Ratio of Earnings to Fixed Charges (rounded down)	4.33	3.96	4.08	3.84	3.07